FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of June, 2004

Commission File Number:  001-14572

                            FOUR SEASONS HOTELS INC.
                 (Translation of registrant's name into English)

                               1165 Leslie Street
                                Toronto, Ontario
                                 Canada M3C 2K8
                       Attention: Executive Vice-President
                                   & Secretary
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F___  ____                 Form 40-F____X___


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes________                        No___ X___


         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FOUR SEASONS HOTELS INC.
                                            (Registrant)


                                        By: /s/ Randolph Weisz
                                            --------------------------------
                                            Name:  Randolph Weisz
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary


Date:  June 15, 2004

                                  EXHIBIT INDEX

--------------------- ----------------------------------------------------------
EXHIBIT
NUMBER                DESCRIPTION
--------------------- ----------------------------------------------------------
1                     Press Release dated June 15, 2004 of Four Seasons Hotels
                      Inc.

2 Underwriting Agreement, dated June 14, 2004, between Four Seasons Hotels Inc. and Morgan Stanley & Co. Incorporated
--------------------- ----------------------------------------------------------